UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 19, 2006

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement

On December 19, 2006, Parkway Properties, Inc. (the "Company") entered into a First Amendment to the Credit Agreement with a consortium of 10 banks with Wachovia Bank, National Association as Agent; PNC Bank, National Association as Syndication Agent; Bank of America, N. A., JPMorgan Chase Bank, N. A. and Wells Fargo Bank, National Association as Co-Documentation Agents; and other banks as participants. This Amendment amends the financial covenants to provide that the secured debt to total asset value ratio shall not exceed 48.5% through January 7, 2007, shall not exceed 46.5% from January 8, 2007 through March 31, 2007 and shall not exceed 45% thereafter. Prior to this Amendment, this ratio was scheduled to revert to 45% on January 7, 2007. No other amendments were made to the Credit Agreement and no additional fees were paid upon closing of the Amendment.

ITEM 9.01. Financial Statements and Exhibits

(d)   Exhibits.

(10)   First Amendment to Credit Agreement among Parkway Properties, LP as Borrower; 111 Capitol Building Limited Partnership, Parkway Jackson, LLC, Parkway Lamar LLC, Parkway Properties, Inc. and Parkway Properties General Partners, Inc. collectively as Guarantors; Wachovia Bank, National Association as Agent; Wachovia Capital Markets, LLC as Sole Lead Arranger and Sole Book Runner; and the Lenders dated as of December 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2006

PARKWAY PROPERTIES, INC.

By: /s/Mandy M. Pope
        Mandy M. Pope
        Chief Accounting Officer